Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: January 13, 2022

Sonder Holdings Inc. Expands Operations With Over 25 Newly Opened Buildings in Over a Dozen U.S. Cities

Tech-enabled hospitality provider continues to grow across the United States in second half of 2021

Sonder Europa in Washington D.C.

Sonder The Quincy in Washington D.C.

Sonder Midtown in Atlanta

Sonder Europa in Washington D.C.

SAN FRANCISCO (January 13, 2022)—Sonder Holdings Inc. (“Sonder” or the “Company”), a leading next-generation hospitality company that is redefining the guest experience through technology and design, announced today it has added over 25 new buildings across the U.S. to its portfolio in the second half of 2021. The Company’s growth cover over a dozen cities, including top tourist destinations such as New York City, Nashville and Seattle. Sonder’s new locations include both hotel and apartment style spaces – all designed to provide flexible accommodations to serve a wide range of traveler needs.

Sonder’s East Coast expansion includes buildings in Boston, Miami, New York City, Philadelphia and Washington D.C. In Washington D.C., Sonder recently opened three new buildings in the desirable neighborhoods of Georgetown, Barracks Row and the Central Business District. Spanning approximately 300 Live Units in total, each of these properties are within easy access to some of the city’s most popular attractions. In New York City, Sonder’s recently opened Duane Street property is a charming space in the heart of Tribeca with hardwood floors, curated artwork and thoughtfully designed rooms.

“We’re thrilled to partner with Sonder, a hospitality company that prioritizes thoughtful design and a modernized, tech-forward experience, to operate our second location together at Duane Street,” shared Uzi Ben-Abraham, founding partner of Premier Equities. “As we enter a new era of travel, we believe Sonder’s flexible, self-service model is the ideal way for modern travelers to experience New York City, and we look forward to continuing to work together on more opportunities in the future.”

In the Central region, Sonder added ten new buildings across Atlanta, Dallas, Nashville, New Orleans and San Antonio in the second half of 2021. Three of those buildings are centrally located in Nashville, including the historic Mastrapasqua Asset Management building. This property has been transformed into a modern hotel with 45 rooms and is surrounded by some of the world’s most iconic venues, vintage stores and culinary treasures. In Atlanta, Sonder opened a brand new building with over 115 Live Units in Midtown South, featuring art by local artists and amenities such as a gym, yoga room, outdoor patio and restaurant. Additionally, in the Western region, Sonder added buildings in Los Angeles, Palm Springs, San Francisco and Seattle.

“The U.S. continues to be a high-growth market for us with a strong and varied supply of real estate, and we plan to continue expanding aggressively,” said Martin Picard, Co-founder and Global Head of Real Estate at Sonder. “Our future-forward model and well-capitalized business continue to attract prominent real estate partners, while our innovative approach to hospitality brings travelers from across the globe to our spaces. Our properties across the United States provide a wide variety of unique urban stays and we look forward to continuing to grow and evolve our portfolio with our present and future real estate partners.”

In addition to newly opened buildings, Sonder has also contracted a number of hotel and apartment style spaces across the country, including partnering with Property Markets Group for a second time in Florida to operate a 130+ unit building in downtown Miami.

“Working with Sonder at Society Las Olas in Fort Lauderdale was a phenomenal experience, and we look forward to collaborating again at Society Biscayne in the heart of downtown Miami,” said Ryan Shear, Managing Partner at Property Markets Group. “Sonder’s unique approach to hospitality – combining tasteful design with advanced technology and smooth operations at each property – is a major benefit to our residents and communities, and we’re pleased to expand this partnership.”

Headquartered in San Francisco, Sonder operates in 35+ cities across ten countries, and has over 16,000 Live and Contracted Units worldwide as of September 30, 2021. The Company partners with real estate owners and landlords to manage and operate hotels and apartment-style buildings. Sonder distinguishes itself in the hospitality industry through applying forward thinking design and infusing technology into its properties and guest experience. This tech-enabled experience puts guests in full control of their stay. They can access everything they need – from booking, to interacting with guest services, to check-out – via their own mobile device from anywhere and at any time, using the Sonder app.

Business Combination with Gores Metropoulos II

Sonder recently announced that the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2021, as amended by Amendment No. 7 filed on December 20, 2021, was declared effective on December 22, 2021. The Registration Statement was filed in connection with the proposed business combination of Sonder and Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU). A special meeting of Gores Metropoulos II stockholders to approve the business combination will be held on January 14, 2022, at 9:00 a.m. Eastern Time.

Sonder’s common stock and public warrants are expected to be listed on Nasdaq under the ticker symbols “SOND” and “SONDW,” respectively, following the closing of the business combination. Upon completion of the business combination, subject to any redemptions by the public stockholders of Gores Metropoulos II and the payment of transaction expenses at the closing, Sonder expects to have approximately $310 million in PIPE proceeds, up to $450 million in cash in Gores Metropoulos II’s trust account and $165 million of Delayed Draw Notes to fund operations and support new and existing growth initiatives.

About Sonder

Sonder is revolutionizing hospitality through innovative, tech-enabled service and inspiring, thoughtfully designed accommodations combined into one seamless experience. Launched in 2014 and headquartered in San Francisco, Sonder provides a variety of accommodation options — from spacious rooms to fully-equipped suites and apartments — found in over 35 cities spanning ten countries and three continents. The Sonder app gives guests full control over their stay. Complete with self-service features, simple check-in and 24/7 on-the-ground support, amenities and services at Sonder are just a tap away, making a world of better stays open to all.

To learn more, visit www.sonder.com or follow Sonder on Facebook, Twitter or Instagram. Download the Sonder app on Apple or Google Play.

About Gores Metropoulos II, Inc.

Gores Metropoulos II, Inc. (Nasdaq: GMII, GMIIW, and GMIIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Metropoulos & Co. whose Principals are Dean, Evan and Daren Metropoulos. Gores Metropoulos II was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Messrs. Gores and Metropoulos together have over 100 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Messrs. Gores and Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com.

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Media Contact:

press@sonder.com

Additional Information and Where to Find It

In connection with the proposed business combination, Gores Metropoulos II, Inc. (“Gores Metropoulos II”) has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, prospectus and consent solicitation statement with respect to Gores Metropoulos II’s securities to be issued in connection with the proposed business combination. The Form S-4 was declared effective by the SEC on December 22, 2021. The definitive proxy statement/prospectus/consent solicitation statement was mailed to all Gores Metropoulos II stockholders as of November 30, 2021, the record date established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Metropoulos II’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Metropoulos II may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Investors and securityholders will also be able to obtain copies of the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou, or by contacting Morrow Sodali LLC, Gores Metropoulos II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores Metropoulos II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos II stockholders in connection with the proposed business combination. Gores Metropoulos II stockholders and other interested persons may obtain, without charge, more detailed information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination by reading Gores Metropoulos II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021, and the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination.

You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This press release contains a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about Sonder’s forecasted revenue growth (including Sonder’s outlook for Total Revenue and Adjusted EBITDA for the year ended December 31, 2021), Sonder’s growth in total unit portfolio (including Sonder’s forecast for growth in Total Portfolio for the year ended December 31, 2021), information concerning Gores Metropoulos II’s or Sonder’s possible or assumed future financial or operating results and metrics, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, future operations, products and services, planned openings, expected unit contractings and the effects of regulation, including whether the proposed business combination will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos II’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Gores Metropoulos II or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the PIPE; (e) the risk that the proposed business combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies); (i) the possibility that Sonder may be adversely affected by other economic, business and/or competitive factors; (j) risks related to the impact of the COVID-19 pandemic, including the Delta variant and potential governmental and other restrictions (including travel restrictions) resulting therefrom; and (k) other risks and uncertainties described in the final proxy statement/prospectus/consent solicitation statement, including those under the heading “Risk Factors” therein, and other documents filed by Gores Metropoulos II from time to time with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Gores Metropoulos II nor Sonder undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Gores Metropoulos II’s reports filed and to be filed with the SEC and available at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between Gores Metropoulos II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.